UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C., 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER TO RULE 13A or 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: March 2003 (2)	File No.: 0-11378

TransGlobe Energy Corporation

(Translation of Registrant’s Name into English)

#2900, 330 – 5th Avenue S.W., Calgary, AB T2P 0L4

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40F

          Form 20F [ X ]          Form 40F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

          Yes [ ]                       No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with rule 12g-3-2(b): 82 - _____________ .

FORM 6K	Page 2

Submitted herewith:

Material Change Form 27 Report dated March 19, 2003 – Press Release dated March 19, 2003 - TransGlobe Energy Corporation announces New Discovery in Republic of Yemen

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TransGlobe Energy Corporation (Registrant)

Date: March 19, 2003	By:	/s/ Ross Clarkson
Ross G. Clarkson
President & CEO

MATERIAL CHANGE REPORT

1.	Reporting Issuer: TransGlobe Energy Corporation ("TransGlobe" or the "Company") Suite 2900, 330 – 5th Avenue S.W. Calgary, Alberta T2P 0L4 Tel: (403) 264-9888 Fax: (403) 264-9898

2.	Date of Material Change: March 19, 2003

3.

News Release

A press release dated March 19, 2003, disclosing in detail the material summarised in this material change report was disseminated through the facilities of CNN Newswire (Canada and U.S. disclosure package) on March 19, 2003 and would have been received by the securities commissions where the Company is a "reporting issuer" and the stock exchanges on which the securities of the Company are listed and posted for trading in the normal course of their dissemination.

4.	Summary of Material Change: On March 19, 2003, TransGlobe announced a successful appraisal and new pool discovery well at An Nagyah #3 on Block S-1 in the Republic of Yemen.

5.	Full Description of Material Change: See the attached press release.

6.	Reliance on Confidentiality Provisions: Not Applicable

7.	Omitted Information: Not Applicable

8.

Senior Officers:

For further information, please contact Ross G. Clarkson, President and CEO, or Lloyd W. Herrick, Vice-President and COO, at TransGlobe Energy Corporation, Suite 2900, 330 – 5th Avenue S.W., Calgary, Alberta T2P 0L4 (403) 264-9888.

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9.	Statement of Senior Officer: The foregoing accurately discloses the material change referred to in this report. DATED March 19, 2003, at the City of Calgary, in the Province of Alberta.

/s/ Ross Clarkson Ross Clarkson President and Chief Executive Officer

NEWS RELEASE

FOR IMMEDIATE RELEASE

TRANSGLOBE ENERGY CORPORATION ANNOUNCES

NEW DISCOVERY IN REPUBLIC OF YEMEN

Wednesday, March 19, 2003 Calgary, Alberta - TransGlobe Energy Corporation (“TransGlobe” or the “Company”) (TSX symbol "TGL"; OTC-BB symbol "TGLEF") is pleased to announce a successful appraisal and new pool discovery well at An Nagyah #3 on Block S-1 in the Republic of Yemen.

Block S-1, Yemen (25% working interest)

The An Nagyah #3 well was drilled to a total depth of 1,292 meters and suspended as a potential oil well. An Nagyah #3 is located 1.3 kilometers west of the An Nagyah #2 well which tested light sweet oil at 1,091 Bopd from a gross 28 meter Upper Lam oil reservoir (December 10, 2002 announcement). Two separate reservoirs were encountered, the Upper Lam and the Lower Lam.

Upper Lam Reservoir

The An Nagyah #3 well encountered the Upper Lam sandstones in a structurally higher position than the An Nagyah #2 well and found a thicker gross reservoir section (43 meters gross thickness). Better porosity and permeability are indicated on the logs than found at An Nagyah #2. The sands were not flow tested as they were structurally higher and were therefore entirely above the gas/oil contact found in the An Nagyah #2 well.

Lower Lam Reservoir

In addition to the thicker Upper Lam sands, the An Nagyah #3 well also discovered a new pool in the Lower Lam sands. This new zone has a net pay of 5.0 meters and a tested oil column of more than 50 meters. The zone was perforated and flow tested at a rate of 240 Bopd of 42 degree API, light, sweet oil. A two meter water interval was confirmed at the base of the zone during testing. The core and test data indicate the Lower Lam reservoir has less porosity and permeability than the Upper Lam reservoir and therefore may require stimulation to enhance production. The discovery of a new productive horizon in the Lower Lam should augment development economics.

The An Nagyah #3 well has proved the continuity and quality of the Upper Lam reservoir and discovered a new oil reservoir in the Lower Lam sandstones. This encouraging result warrants an additional appraisal well to determine the extent of both reservoirs. Therefore a new appraisal well at An Nagyah #4 will be drilled, located 1.2 kilometers north northwest of An Nagyah #3 and 2.5 kilometers west northwest of An Nagyah #2. The drilling rig is scheduled to move to An Nagyah #4 in the next few weeks.

Continued

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Commercial development of the An Nagyah discovery will be contingent on proving a minimum threshold reserve size. The An Nagyah structural closure, as mapped on 3-D seismic data, encompasses up to 17 square kilometers (approximately 7 square miles) and therefore could require several additional wells to prove the full extent of the oil accumulation. If threshold reserves are established, the proximity to pipeline facilities would allow “fast track” development.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects, are forward-looking statements. Although TransGlobe believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include oil and gas prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

TRANSGLOBE ENERGY CORPORATION	For further information, please contact:

/s/ Ross Clarkson	Ross G. Clarkson, President & C.E.O.
- or -
Lloyd W. Herrick, Vice President & C.O.O.
Ross G. Clarkson,
President & C.E.O.
Executive Offices:
#2900, 330 –5th Avenue,
S.W., Calgary, AB T2P 0L4

Tel: (403) 264-9888 Fax: (403) 264-9898
Website: http://www.trans-globe.com
E-mail: trglobe@trans-globe.com